SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 3)
Gencor Industries, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
368678108
(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 7, 2008
(Date of Event which Requires Filing of this
Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☑.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
Page 1 of 5 pages

[1]	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	368678108	13D	Page	2	of	5

1	NAME OF REPORTING PERSONS Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF-AF-OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		156,045

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		762,121

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		156,045

WITH:	10	SHARED DISPOSITIVE POWER

		762,121

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	918,166

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA-IN-OO

SCHEDULE 13D/A
Item 1. Security and Issuer
This constitutes Amendment No. 3 (the “Third Amendment”) to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III (“Miller” or the “Reporting Person”), dated June 19, 2007, as amended (the “Statement”), relating to the Common Stock, par value $0.10 per share (the “Shares”) of Gencor Industries, Inc. (the “Company”). The Company has its principal executive offices at 5201 North Orange Blossom Trail, Orlando, Florida 32810. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
Item 4. Purpose of the Transaction
Item 4 of the Statement is hereby amended and restated to read in its entirety as follows:
     The Reporting Person previously disclosed the following:
•	The Reporting Person decided that it would be in his best interest, and those of other stockholders, to attempt to influence the governance of the Company.

•	The Reporting Person urged the Company’s Board of Directors to investigate strategic alternatives to maximize shareholder value, and to enhance disclosures to the Company’s public stockholders regarding each of the Company’s lines of business and prospects.

•	On November 20, 2007, the Reporting Person sent a letter to the Company informing the Company’s Board of Directors of his intention to nominate himself, Lloyd I. Miller, III, for election by the common stockholders to serve on the Board of Directors of the Company.

•	On February 15, 2008, the Reporting Person filed with the Securities Exchange Commission, a proxy statement (the “Proxy Statement”) nominating himself, Lloyd I. Miller, III, to be elected by the common stockholders to the Board of Directors of the Company.
     At the Company’s annual meeting of stockholders on March 6, 2008, the Reporting Person was elected to the Company’s Board of Directors by a vote of the common stockholders, as announced at the annual meeting. On May 7, 2008, Miller resigned from the Board of Directors of the Company. By winning election to the Board of Directors in a proxy contest, Miller believes that he has demonstrated the support of the common stockholders for his positions as stated in the Proxy Statement. Miller has taken the opportunity of winning his proxy contest to ask the Company to consider nominating independent new directors for election by the common stockholders to serve on the Board of Directors. Miller concluded that he was unable to influence the policies of the Company further as a member of the Board of Directors, and accordingly he has resigned as a director.
     Except as described above in this Item 4 and herein, the Reporting Person does not have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. The Reporting Person may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.
Item 7. Materials To Be Filed As Exhibits:
          99.1      Letter of resignation of Lloyd Miller dated May 7, 2008.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 9, 2008

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller,III